PRUDENTIAL INVESTMENT PORTFOLIOS 2
Prudential Institutional Money Market Fund

Supplement dated September 29, 2016 to the
Prospectus dated July 18, 2016

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Effective on or about October 11, 2016, the Fund shall calculate its net asset value (NAV) once each business day at 4:00p.m. Eastern time as described below. In connection with this change, the prospectus section entitled “How to Buy Shares” is deleted and replaced with the following:

HOW TO BUY SHARES

The Fund is available to investment companies managed by PI in accordance with applicable provisions of the 1940 Act, and the rules and regulations of the Commission under the 1940 Act.

The net asset value (NAV) of Fund shares is determined once each business day at 4:00 p.m., Eastern time, on days that the New York Stock Exchange (NYSE) is open for trading, or in the event that the NYSE is closed, when the US Government bond market and US Federal Reserve Banks are open. The Fund will not treat an intraday unscheduled disruption in NYSE trading as a closure of the NYSE and will price its shares as of 4:00 p.m., if the particular disruption directly affects only the NYSE.

On days when the NYSE is open, your purchase order must be received by the Fund’s transfer agent, Prudential Mutual Fund Services LLC (PMFS or the Transfer Agent) by 4:00 p.m., Eastern time, in order to receive the NAV on that day. On days when the NYSE is closed, but the US Government bond market and US Federal Reserve Banks are open, your purchase order must be received by PMFS by no later than 15 minutes after the earlier of the time the US Government bond market (as recommended by the Securities Industry and Financial Markets Association (SIFMA)) or the US Federal Reserve Banks close in order to receive the NAV on that day.

If your purchase order for Fund shares is received by PMFS before 4:00 p.m., Eastern time, on a business day and federal funds are received by The Bank of New York Mellon (the Custodian) by wire transfer on the same business day, your purchase order becomes effective as of 4:00 p.m., Eastern time, and the shares you purchase are entitled to dividend income earned on that day. In order to make investments that will generate income immediately, the Fund must have federal funds available to it. Therefore, you are urged to wire funds to the Custodian via the Federal Reserve Wire System as early in the day as possible.

For an explanation of the procedures for pricing the Fund’s shares, see “NAV” below and “Net Asset Value” in the SAI.